



02003820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8- 52836

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sage Partners Securities, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 1910
(No. and Street)

Los Angeles (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brien Rowe 310.478.7899
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name — if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Brien M. Rowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Partners Securities, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LAURIE ALYSON CLARKE
Commission # 1266853
Notary Public - California
Los Angeles County
My Comm. Expires Jun 10, 2004

Notary Public

Signature

Managing Director

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Table of Contents to Report, Financial Statements and Supplemental Schedules
December 31, 2001

	Page
Report of Independent Accountants	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Member's Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934	9
Supplemental Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934	10
Report of Independent Accountants on Internal Control Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934	11-12



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Accountants

To the Owner of
Sage Partners Securities, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, of changes in member's capital and of cash flows present fairly, in all material respects, the financial position of Sage Partners Securities, LLC (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2002

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Statement of Financial Condition
December 31, 2001
(Amounts in Thousands)

Assets	
Cash and cash equivalents	$31.7
Prepaid expenses	8.1
Total assets	$39.8
Liabilities and Member's Capital	
Liabilities:	
Deferred revenue	9.0
Total liabilities	9.0
Member's capital:	
Member's capital	30.8
Total member's capital	30.8
Total liabilities and member's capital	$39.8

The accompanying notes are an integral part of these financial statements.

Sage Partners Securities, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

Statement of Income

For the Year Ended December 31, 2001

(Amounts in Thousands)

Revenues:	
Investment banking fees	$1,150.0
Advisory services and other	74.3
Interest and dividend income	0.4
Total revenues	1,224.7
Operating expenses:	
Management services provided by Parent	1,205.0
Professional fees	6.0
Regulatory expenses	0.8
Insurance expenses	0.4
Taxes	1.7
Total operating expenses	1,213.9
Net income	$ 10.8

The accompanying notes are an integral part of these financial statements.

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Statement of Changes in Member's Capital
For the Year Ended December 31, 2001
(Amounts in Thousands)

	Member's Capital
Balance, December 31, 2000	$10.0
Contributed capital	10.0
Net income	10.8
Balance, December 31, 2001	$30.8

The accompanying notes are an integral part of these financial statements.

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2001
(Amounts in Thousands)

Cash flows from operating activities:	
Net income	$10.8
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	0.0
Prepaid expenses	(8.1)
Deferred revenue	9.0
Net cash provided by operating activities	11.7
Cash flows from financing activities:	
Capital contributed by member	10.0
Net cash provided by financing activities	10.0
Net increase in cash and cash equivalents	21.7
Cash and cash equivalents, beginning of year	10.0
Cash and cash equivalents, end of year	$31.7

The accompanying notes are an integral part of these financial statements.

1. Organization

Background

Sage Partners Securities, LLC (the "Company"), a California Limited Liability Company, located in Los Angeles California, was formed in June 2000 as a wholly-owned subsidiary of The Sage Group, LLC ("Parent", and collectively with the Company, "Sage"). Parent is owned by Mark S. Vidergauz, Brien M. Rowe, Daniel S. Gardenswartz, and a small group of private investors.

The Company became a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD") on January 10, 2001. In addition, the Company presently holds licenses to conduct securities operations in 27 states.

Nature of Operations

Sage is a merchant banking firm that provides a variety of corporate finance and financial advisory services to middle market and emerging growth clients throughout the United States. Such services include advisory on mergers, acquisitions, divestitures, management buyouts, and restructurings, as well as providing valuation services, fairness opinions and other related-services in connection with client transactions. Sage also participates in private equity placements, private debt and mezzanine placements, and the facilitation of public market activities through its strong relationships with leading Wall Street underwriting firms and other financial institutions.

The Company does not accept customer funds in the name of Sage Partners Securities, LLC. In addition, the Company does not currently engage in the purchase or sale of listed or OTC equities, options or futures, is not planning to be a market maker and will not hold any security positions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

Cash and Cash Equivalents

The Company invests certain cash balances in money market funds. Management considers these investments to be cash equivalents for the purposes of these financial statements. These investments are carried at cost, which approximates fair value.

Revenue Recognition

The Company principally generates revenue from investment banking and advisory services. Investment banking fees are earned when received upon closing of a client transaction, and are recognized as revenue at that time. Advisory fee retainers are deferred and recorded as revenue over the estimated period they are earned.

Operating Expenses

The Company's operating expenses generally consist of federal and state tax and registration fees, NASD-related fees, legal fees, broker-dealer consulting fees, insurance premiums (fidelity and surety bond), and other compliance-related expenses. Typically, these expenses are recorded as they are incurred.

Income Taxes

The Company is organized as a limited liability company for federal and state income tax purposes. Accordingly, the Company has no liability for federal income taxes, since such taxes, if any, are the responsibility of its member. However, the Company is subject to California franchise taxes imposed on such companies.

Use of Estimates

The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts

of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions With Affiliates

Parent provides all managerial, administrative and compliance services to the Company. In exchange for these services the Parent charged the Company $1,205,000 as a management services fee for 2001.

4. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $22,700, which was $17,700 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1 at December 31, 2001.

The Company does not anticipate using subordinated debt or secured demand notes to maintain its minimum net capital requirements. In addition, Parent has adequate assets to draw upon for unexpected expenses and will contribute such funds to the Company as necessary.

Sage Partners Securities, LLC

(A Wholly Owned Subsidiary of The Sage Group, LLC)

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2001

(Dollars in Thousands)

Net capital:	
Total member's capital from Statement of Financial Condition	$30.8
Deductions and charges:	
Nonallowable assets included in the following Statement of Financial Condition captions:	
Prepaid expenses	8.1
Net capital before charges on securities positions	22.7
Haircuts on:	
Other securities	0.0
Net capital	22.7
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5)	5.0
Excess net capital	$17.7
Total aggregate indebtedness	$ 9.0
Ratio of aggregate indebtedness to net capital	0.4

Note: A reconciliation between the above computation of net capital and the Company's corresponding unaudited Form X-17A-5, Part IIA is not required, as no material differences exist.

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2001
(Dollars in Thousands)

The Company claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) of that rule.



PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Accountants on Internal Control Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

To the Owner of
Sage Partners Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Sage Partners Securities, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not

PRICEWATERHOUSECOOPERS

absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors of The Sage Group, LLC, the Company's management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2002

Sage Partners Securities, LLC
(A Wholly Owned Subsidiary of The Sage Group, LLC)

Report on Financial Statements and
Additional Information
December 31, 2001